Exhibit 99(a)(5)(A)

COMPUCREDIT HOLDINGS CORPORATION ANNOUNCES

PUT OPTION NOTIFICATION FOR 3.625% CONVERTIBLE SENIOR NOTES

ATLANTA, GA, May 1, 2012 — CompuCredit Holdings Corporation (NASDAQ: CCRT) (“CompuCredit”) today announced that it is notifying holders of its outstanding 3.625% Convertible Senior Notes due 2025 (the “Notes”) that, pursuant to the terms of the Notes and the indenture governing the Notes, they have the option to require the Company to purchase, on May 30, 2012 (the “Repurchase Date”), all or a portion of their Notes (the “Put Option”) at a price equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest. The Company will pay for any Notes validly surrendered and not validly withdrawn with cash.

The opportunity to surrender the Notes for purchase pursuant to the Put Option commences today and expires at 5:00 p.m., New York City time, on the Repurchase Date. Holders may withdraw any Notes previously surrendered for purchase at any time prior to 5:00 p.m., New York City time, on the Repurchase Date.

As required by the rules of the Securities and Exchange Commission (the “SEC”), the Company will file a Tender Offer Statement on Schedule TO with the SEC. The Tender Offer Statement will include a notice to holders from the Company (the “Issuer Put Right Notice”) specifying the terms and conditions of the Put Option and the procedures to exercise the Put Option. Holders of Notes are strongly encouraged to read the Issuer Put Right Notice and other relevant documents filed with the SEC before making a decision relating to the Put Option.

None of the Company, its board of directors or its employees have made or are making any representation or recommendation to any holder as to whether or not to surrender Notes pursuant to the Put Option.

U.S. Bank National Association is acting as paying agent for the Put Option. Copies of the Issuer Put Right Notice and additional information relating to the Put Option may be obtained from U.S. Bank National Association by calling 1-800-934-6802.

About CompuCredit

CompuCredit is a provider of various credit and related financial services and products to consumers who are underserved by traditional financial institutions. For more information about CompuCredit, visit www.CompuCredit.com.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements. These statements are based on current expectations, estimates and projections about the industry and markets in which CompuCredit operates, management’s beliefs, and assumptions made by management. It is important to note that actual results could differ materially from those projected in such forward-looking statements. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Reference is made to CompuCredit’s regulatory filings with the Securities and Exchange Commission for information and factors that may impact CompuCredit’s performance.